AB
3/12

SECURITIE
V
14046760

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 51273

REPORT FOR THE PERIOD BEGINNING 01/01/13 _____ AND ENDING 12/31/13 _____
MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUCCESS TRADE SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 L STREET N.W., SUITE 301

(No. and Street)

WASHINGTON D.C.   20036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FUAD AHMED   202-466-6890

                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

DD
3/24/14

OATH OR AFFIRMATION

I, FUAD AHMED _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SUCCESS TRADE SECURITIES, INC. _____ , as of

DECEMBER 31, _____ , 20 13 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer except as follows:

_____

_____

_____

Signature

District of Columbia: SS

Subscribed and Sworn to before me,   PRESIDENT

this _21st_ day of _February 2014_   Title

_____

Notary Public   Chang Ho Choi

Chang Ho Choi, Notary Public, D.C.   Notary Public District of Columbia

My commission expires June 14, 2014   My Commission Expires 6/14/14

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUCCESS TRADE SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

Independent Auditor's Report

Board of Directors
Success Trade Securities, Inc.

We have audited the accompanying financial statements of Success Trade Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Success Trade Securities, Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Leny Liberfarb, PC

Norwood, Massachusetts
February 18, 2014

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	36,362
Deposit with clearing organizations		82,085
Receivable from broker-dealers and clearing organizations		41,551
Other assets		51,808
	$	211,806

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to broker-dealers and clearing organizations	$	4,594
Accounts payable, accrued expenses, and other liabilities		97,320
Deferred income taxes payable		6,000
		107,914
Stockholder's equity:		
Common stock, no par value, 5,500,000 shares authorized,		
16,000 shares issued and outstanding		16,000
Additional paid-in capital		103,913
Retained earnings		(16,021)
Total stockholder's equity		103,892
	$	211,806

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2013

Revenues:	
Commissions	$ 1,392,592
Other income	459,368
	1,851,960
Expenses:	
Floor brokerage, exchange and clearance fees	942,726
Communications and data processing	89,094
Occupancy	153,192
Other expenses	625,182
	1,810,194
Net income before income taxes	41,766
Income taxes	7,000
Net income	$ 34,766

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2013	$ 16,000	$ 136,000	$ (50,787)	$ 101,213
Additional paid-in capital	-	60,827	-	60,827
Repayment of capital	-	(92,914)	-	(92,914)
Net income	-	-	34,766	34,766
Balance, December 31, 2013	$ 16,000	$ 103,913	$ (16,021)	$ 103,892

The accompanying notes are an intergal part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 34,766
Adjustments to reconcile net income to	
net cash provided by operating activities:	-
(Increase) decrease in operating assets:	
Increase in Deposit with clearing organizations	(14,985)
Increase in Receivable from broker-dealers and clearing organizations	(1,115)
Decrease in Other assets	23,201
(Decrease) increase in operating liabilities:	
Decrease in Payable to broker-dealers and clearing organizations	(5,295)
Increase in Accounts payable and accrued expenses	8,887
Increase in Deferred income taxes payable	6,000
Total adjustments	16,693
Net cash from operating activities	51,459
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Proceeds from Additional Paid-in Capital	60,827
Repayment of Capital	(92,914)
Net cash from financing activities	(32,087)
Increase in cash	19,372
Cash at beginning of the year	16,990
Cash at end of the year	$ 36,362
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ -
Interest expense	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

SUCCESS TRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA)

Securities Transactions
Customers' securities transactions are recorded on the settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Income Taxes
The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and tries to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital at December 31, 2013 of $52,084, which was $44,890 in excess of its required net capital of $7,194. The Company's net capital ratio was 2.07 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company reimbursed Success Trade, Inc. (STI), its parent, $312,881 for payroll and payroll taxes in 2013. At December 31, 2013 the Company owed this entity $6,394.

Operating results of the Company could differ significantly from those that would have been obtained if this entity were autonomous from STI.

NOTE 5 – INCOME TAXES

Deferred income taxes are provided for temporary differences that exist between tax and financial statements, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Current tax expense:	
District of Columbia	$ 1,000
Federal	-
	$ 1,000
Deferred income taxes:	
District of Columbia	$ -
Federal	6,000
	$ 6,000
Income tax expense	$ 7,000

NOTE 6 – LONG TERM LEASE

The Company leases office space at the rate of $12,792 per month. The lease expires February 2016. Rent expense for 2013 was $153,192.

Future minimum lease payments for non-cancelable operating leases as of December 31, 2013 are as follows:

Years Ended December 31,	
2014	$ 153,079
2015	157,289
2016	32,811
	$ 343,179

NOTE 7 – COMMITMENTS

As of December 31, 2011, the Company reached an agreement in principle with FINRA's Department of Enforcement regarding a Letter of Acceptance, Waiver and Consent in which the Company has agreed to a fine of $100,000. The balance owing on this agreement as of December 31, 2013 is $32,500. The agreement was officially accepted by FINRA in February of 2013, the Company intends to pay the fine in installments in accordance with FINRA's installment arrangement. Per FINRA's installment arrangement terms, fines ranging from $50,000 to $250,000 cannot exceed 36 months.

NOTE 8 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE 8 – FAIR VALUE (Continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 9 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2013, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and District of Columbia jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SUCCESS TRADE SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2013

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 Under the
Securities Exchange Act of 1934

Board of Directors
Success Trade Securities, Inc.

We have audited the financial statements of Success Trade Securities, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 18, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Norwood, Massachusetts
February 18, 2014

SCHEDULE I

SUCCESS TRADE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Aggregate Indebtedness:		
Payables to broker-dealers and clearing organizations	$	4,594
Accounts payable and accrued expenses		97,320
Deferred income taxes payable		6,000
	$	107,914
Net Capital:		
Common stock	$	16,000
Additional paid-in capital		103,913
Retained Earnings		(16,021)
	$	103,892
Adjustments to net capital:		
Receivable from broker-dealers and clearing organization		(34,000)
Other assets		(17,808)
Haircuts		-
Net Capital, as defined	$	52,084
Net Capital Requirement		7,194
Net Capital In Excess of Requirement	$	44,890
Ratio Of Aggregate Indebtedness To Net Capital		2.07 to 1

Reconciliation with the Company's computation
(included in Part IIA of Form 17a-5(a) as of December 31, 2013

Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report	$	59,084
Net audit adjustments		(7,000)
Decrease in non-allowables and haircuts		-
Net capital per above	$	52,084

SCHEDULE II

SUCCESS TRADE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Success Trade Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable. The Company relies on K (2) (ii) exemption, and complied with the conditions of the exemption.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5(g)(1)**

Board of Directors
Success Trade Securities, Inc.

In planning and performing our audit of the financial statements of Success Trade Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.
A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 18, 2014

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**

Board of Directors
Success Trade Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Success Trade Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Success Trade Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Success Trade Securities, Inc.'s management is responsible for the Success Trade Securities, Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
February 18, 2014

SUCCESS TRADE SECURITIES, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

Payment Date	To Whom Paid	Amount